[Company Letterhead]

July 14, 2009

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

Re:	The Bank of New York Mellon Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

File No. 0-52710

Dear Ladies and Gentlemen:

With respect to a comment letter dated June 22, 2009 (the “Comment Letter”) from the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), this letter is our response to the Staff’s second Comment Letter (the “Response”) relating to The Bank of New York Mellon Corporation’s (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2008.

Company Response

For your convenience, the text of the Staff’s comment is set forth in bold followed by our response. The headings and numbered response set out below correspond to the heading and numbered comment in the Staff’s Comment Letter.

2008 Annual Report

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Asset Servicing Segment

Results of Operations, page 33

1.	We note your response to prior comment three from our letter dated May 5, 2009, particularly that the operational error relates to securities you sold to one of your clients that did not comply with the investment guidelines. Please tell us how this operational error impacted the following:

•	your assessment of whether or not there was a material internal control weakness as a result of the operational error;

•	your assessment of internal controls over financial reporting; and

•	your CEO and CFO’s conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the interim period September 30, 2008 and December 31, 2008.

Response to Comment 1

In late September 2008, the Company was advised by a securities lending client that they believed we were in breach of the investment guidelines included in our contract. The Company’s Risk Management Group reviewed this issue and determined that the wording of one clause of the client’s contract was difficult to implement and had been misinterpreted in coding the control system for investment restrictions related to the maturity of securities. The controls were designed and functioning effectively, except for this one instance where the client instructions were misinterpreted. Our Securities Lending Business reviewed all other customer contracts and determined that none contained similar language regarding maturities of securities.

The Company has effective controls in place to provide reasonable assurance that cash collateral from securities lending transactions is invested in accordance with client investment guidelines as follows:

•	Client investment restrictions are documented on the new account form and are input into the control system to prevent cash collateral investments that are not acceptable per the underlying agreement.

•	Inputs to the control system are done by the Compliance Group that supports Securities Lending. The information input into the system is referred back to the client administrator for review.

•

If an authorized employee attempts to purchase a security that is not within a client’s approved guidelines the control system will reject the trade by indicating that an investment type restriction violation has occurred.

•	The cash investment violations report is reviewed daily by the Securities Lending Operations group to determine that cash collateral investments adhere to Company and client investment guidelines.

•	Violations are researched in a timely manner.

•	Review of the cash investment violations report is documented on the end-of-day checklist as evidenced by management sign-off.

As a result, the Company has determined that this event was an anomaly and not a material internal control weakness.

Compliance with the relevant controls was tested specifically as part of the Asset Servicing SAS 70 in September 2008 and March 2009. The control objective tested was that “Controls provide reasonable assurance that cash collateral from securities lending transactions is invested in accordance with client investment guidelines.” “There were no relevant exceptions noted”, according to the SAS 70 reports.

The error was reported on a timely basis to senior management and the Risk and Audit Committees of the Board of Directors. The internal and external auditors were also notified of the error. The loss was timely accrued during the third quarter ended September 30, 2008 and reported and disclosed in that period’s Form 10Q.

The Company concluded that the proper procedures were followed in reporting this operational error, and that there was not a weakness in internal control over financial reporting. This error did not change the conclusions of our CEO and CFO regarding the effectiveness of the Company’s disclosure controls and procedures as of the end of the quarter ended September 30, 2008 and the full year ended December 31, 2008.

Investment Securities, page 48

2.	We note your response to prior comment six from our letter dated May 5, 2009. In an effort to provide greater transparency to the credit quality of your investment securities, please consider disaggregating your “other” ratings category (within your securities portfolio table) in future filings to, at a minimum, disclose the percentage of investments with at least one credit rating below investment grade. Provide us with your proposed future disclosure.

Response to Comment 2

The Company will, in future filings, disclose the percentage of investments with at least one credit rating below investment grade in the format shown below.

Securities Portfolio

Ratings
(in millions)	Amortized Cost	Fair Value	Fair Value as % of Amortized Cost (a)	Portfolio Aggregate Unrealized Gain/(Loss)	Quarter-to-date Change in Unrealized Gain/(Loss)	Life-to-date Impairment Charge	AAA to AA-	A+ to A-	BBB+ to BBB-	BB+ and lower
Watch List:
ALT-A RMBS
Prime RMBS
Subprime RMBS
Commercial MBS
ABS CDO
Credit cards
Trust preferred securities
Home equity lines of credit
SIV securities
Other

Total watch list (b)

Agency RMBS
European floating rate notes
Other

Total

(a)	Amortized cost before impairments
(b)	The “Watch List” includes those securities we view as having a higher risk of additional impairment charges.

3.	We note your response to comments five and six from our letter dated May 5, 2009, particularly where you indicate 99% of your investment securities were evaluated for impairment under SFAS 115 and less that 1% was evaluated under EITF 99-20. Please tell us, and disclose in future filings, your policy for evaluating impairment on debt securities (i.e. SFAS 115 or EITF 99-20) where the underlying securities have fallen below high credit quality (i.e. below a rating of AA). In this regard, clarify if you reassess the applicability of EITF 99-20 subsequent to acquisition.

Response to Comment 3

Upon acquisition, the Company decides whether a security is within the scope of EITF 99-20 or will be evaluated for impairment under SFAS 115. Subsequently, if the security is downgraded we do not alter this decision (EITF 99-20 does not specify whether this assessment is required to be reevaluated subsequent to acquisition). We will include this policy disclosure in future filings.

4.	Tell us, and disclose in future filings, your policy for determining which impairment model (i.e. SFAS 115 or EITF 99-20) you use for those debt securities you acquire where there is no security rating at the acquisition date.

Response to Comment 4

EITF 99-20 is an interpretation of SFAS 115 for certain debt securities which are beneficial interests in securitized financial assets. Specifically, EITF 99-20 provides incremental impairment guidance for a subset of the debt securities within the scope of SFAS 115. For securities where there is no debt rating at acquisition, and the security is a beneficial interest in securitized financial assets, the Company uses the EITF 99-20 impairment model. For securities where there is no debt rating at acquisition and the security is not a beneficial interest in securitized financial assets the Company uses the SFAS 115 impairment model. The Company will disclose this policy in future filings.

5.	We note your response to comment seven from our letter dated May 5, 2009. For those securities where you continue accretion to interest revenue, please consider revising your future filings to address the following:

•	quantify the amounts of interest revenue accreted in each respective reporting period presented;

•	disclose the management’s best estimate of the remaining life; and

•	quantify the remaining accretable interest.

Response to Comment 5

We will provide additional disclosure related to accretion in future filings.

Financial Statements

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting and Reporting Policies

Trading Account Securities. Available-for-Sale Securities, and Held-to-Maturity Securities, page 99

6.	In future filings, please revise your policy disclosures to incorporate our comments noted above.

Response to Comment 6

We will revise our policy disclosures in future filings as we have indicated in our responses to Questions 3. and 4.

Note 6- Securities, page 111

7.	In an effort to provide greater transparency and granularity here and in MD&A, please revise your future filings to disaggregate agency and non-agency MBSs (and any other related securities, as necessary). Provide us with this information for the year ended December 31, 2008 and the period ended March 31, 2009.

Response to Comment 7

We will revise our future filings to disaggregate agency and non-agency MBSs (and any other related securities, as necessary). Shown below are tables showing this information for the year ended December 31, 2008 and the quarterly period ended March 31, 2009.

Securities at March 31, 2009

	Amortized Cost	Gross Unrealized		Fair Value
(in millions)		Gains	Losses
Available-for-Sale:
U.S. Government obligations	$759	$30	$—	$789
U.S. Government agencies	1,253	33	—	1,286
Obligations of states and political subdivisions	748	5	26	727
Agency residential mortgage-backed securities	10,343	290	80	10,553
Alt-A residential mortgage-backed securities	5,934	33	3,176	2,791
Prime residential mortgage-backed securities	6,078	—	1,452	4,626
Subprime residential mortgage-backed securities	1,492	59	597	954
Other residential mortgage-backed securities	2,724	—	672	2,052
Commercial mortgage-backed securities	3,251	18	668	2,601
Asset-backed commercial debt obligations	530	—	157	373
Other asset-backed securities	1,540	1	603	938
Equity securities	1,013	1	6	1,008
Other debt securities	1,861	35	216	1,680
Total securities available-for-sale	37,526	505	7,653	30,378

Held-to-Maturity:
Obligations of states and political subdivisions	187	2	1	188
Agency residential mortgage-backed securities	663	32	—	695
Alt-A residential mortgage-backed securities	2,301	49	444	1,906
Prime residential mortgage-backed securities	246	—	35	211
Subprime residential mortgage-backed securities	64	—	28	36
Other residential mortgage-backed securities	3,515	1	396	3,120
Equity securities	2	—	—	2
Other debt securities	108	—	—	108
Total securities held-to-maturity	7,086	84	904	6,266
Total securities	$44,612	$589	$8,557	$36,644

Securities at December 31, 2008

	Amortized Cost	Gross Unrealized		Fair Value
(in millions)		Gains	Losses
Available-for-Sale:
U.S. Government obligations	$746	$36	$1	$781
U.S. Government agencies	1,259	40	—	1,299
Obligations of states and political subdivisions	896	8	21	883
Agency residential mortgage-backed securities	10,862	211	174	10,899
Alt-A residential mortgage-backed securities	5,164	21	2,223	2,962
Prime residential mortgage-backed securities	6,437	—	1,733	4,704
Subprime residential mortgage-backed securities	1,512	—	575	937
Other residential mortgage-backed securities	2,997	—	596	2,401
Commercial mortgage-backed securities	3,275	—	803	2,472
Asset-backed commercial debt obligations	604	2	166	440
Other asset-backed securities	1,612	—	479	1,133
Equity securities	1,392	—	29	1,363
Other debt securities	1,884	36	130	1,790

Total securities available-for-sale	38,640	354	6,930	32,064

Held-to-Maturity:
Obligations of states and political subdivisions	193	2	2	193
Agency residential mortgage-backed securities	699	24	1	722
Alt-A residential mortgage-backed securities	2,335	—	562	1,773
Prime residential mortgage-backed securities	288	—	48	240
Subprime residential mortgage-backed securities	66	—	16	50
Other residential mortgage-backed securities	3,770	—	432	3,338
Commercial mortgage-backed securities	13	—	3	10
Other debt securities	4	—	—	4
Equity securities	3	—	—	3

Total securities held-to-maturity	7,371	26	1,064	6,333

Total securities	$46,011	$380	$7,994	$38,397

Note 29- Legal Proceedings, page 144

8.	We note your disclosure regarding your legal proceedings, particularly the claim by the Federal Customs Service of the Russian Federation. Please provide us with, and update your future filings as necessary, an update of the likelihood of the outcome (i.e. probable, reasonably possible, or remote) and your accounting in this regard, including your compliance with paragraph 8 of SFAS 5. In this regard, please ensure your future filings include all appropriate disclosures of loss contingencies as required by paragraphs 9 through 12 of SFAS 5.

Response to Comment 8

In connection with preparing its Annual Report on Form 10-K and its Quarterly Report on Form 10-Q for the year and quarter ended December 31, 2008 and March 31, 2009, respectively, the Company determined that a loss arising from the claim by the Federal Customs Service of the Russian Federation was neither probable of occurrence nor reasonably estimable under SFAS 5.

Based on preliminary settlement discussions on approximately May 27, 2009, an immaterial accrual was recorded in the second quarter of 2009 and will be included in the Company’s second quarter results. The Company will continue to include all appropriate disclosures required by paragraphs 8 through 12 of SFAS 5 in its future filings.

Additional Response in Connection with Comment 2 of the Letter Sent by the Staff on May 5, 2009

In its comment letter dated May 5, 2009 (the “First Comment Letter”), the Staff noted the following in Comment 2:

“2. In addition to our comment above, we note you provide other non-GAAP performance measures that appear to eliminate the effects of recurring items, particularly amortization, M&I expenses, restructuring charges, and securities write-downs. It seems that the effects of such adjustments could more readily be discussed within the context of a GAAP based MD&A. Further, it is not clear how you have provided the required disclosures of Item 10(e) of Regulation S-K (see also the related Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures prepared by Staff Members in the Division of Corporation Finance). Please advise, or revise your future filings to remove all such references to the non-GAAP measures.”

We received the First Comment Letter a few days prior to the filing of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “First Quarter 10-Q”). In light of the Staff’s comment and in the interest of the timely filing of the First Quarter 10-Q, we removed all non-GAAP performance measures that appeared to eliminate the effects of recurring items, pending further review of such disclosure. On May 8, 2009, we timely filed the First Quarter 10-Q. In our response to the First Comment Letter, dated May 19, 2009, we indicated the following:

“Response to Comment 2

In future filings, we will be responsive to the Staff’s comments. We believe we were responsive to the Staff’s comments in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, filed on May 8, 2009.”

We have now had an opportunity to complete our review of our disclosure of non-GAAP performance measures as well as Item 10(e) of Regulation S-K and related Frequently Asked Questions referred to in Comment 2, and have concluded that such disclosure is useful to investors when presented with lesser or equal prominence to comparable GAAP measures and with a reconciliation to such GAAP measures, because the elimination of certain recurring items allows investors to evaluate management’s efforts to enhance revenues and control expenses by operational initiatives within the control of management. Accordingly, we intend to include such non-GAAP performance measures in our Form 10-Q for the quarter ended June 30, 2009 and future filings, and we plan to be responsive to the Staff’s comments by presenting, for each non-GAAP measure, the most comparable GAAP measure with equal or greater prominence, a reconciliation of the non-GAAP and GAAP measures, and enhanced disclosure of the reasons why the non-GAAP measure is useful to investors.

Should you have any additional questions or comments, please contact me at (212) 635-1901 (facsimile transmission (212) 635-1121) or John Park, Controller at (212) 635-7080 (facsimile transmission (212) 635-8523).

Yours very truly,

THE BANK OF NEW YORK MELLON CORPORATION

/s/ Thomas P. Gibbons
Name:	Thomas P. Gibbons
Title:	Chief Financial Officer